Exhibit 1.02

NXP Semiconductors N.V.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (“CMR”) for NXP Semiconductors N.V. (“NXP”, “we”, “us” or “our”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2013. Rule 13p-1 was adopted by the U.S. Securities and Exchange Commission (the “SEC”) to implement disclosure and reporting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The report presented herein is not audited.

Certain of the matters discussed in this CMR include forward-looking statements. Readers of this document are cautioned that our forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from the expectations expressed in the forward-looking statements. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

Introduction

NXP is a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading “High Performance Mixed Signal” and “Standard Product” solutions that leverage our deep application insight and our technology and manufacturing expertise in security, interface, RF, analog, power management and digital processing products. Our product solutions are used in a wide range of applications, such as automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. We engage with leading original equipment manufacturers (“OEMs”) worldwide and 64% of our revenue in 2013 was derived from Asia Pacific (excluding Japan). As of December 31, 2013, we had 25,691 full-time equivalent employees located in over 25 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe. For the year ended December 31, 2013, we generated revenue of $4,815 million. NXP is listed on NASDAQ (NXPI) and creates solutions that enable secure connections for a smarter world.

We have a very broad product portfolio and a multi-tier supply chain that is both global and complex. Our supply chain ranges from small business suppliers to large enterprises and international corporations. We rely on our direct suppliers to provide information with respect to the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to them from lower tier suppliers. In almost all cases, the information relating to the conflict minerals contained in our products is derived from lower tier suppliers.

Based upon our analysis of the range of the product solutions that we manufacture or contract to manufacture, we have determined that many of our products contain gold, tin, tantalum and tungsten. For the reporting period from January 1 to December 31, 2013, following the due diligence that we performed, as described below, we were not able to obtain adequate information from our supply chain to make a determination as to the source of all of the conflict minerals that we use. Therefore, we found our products to be DRC conflict undeterminable. For that reason, we are required under Rule 13p-1 to submit to the SEC this CMR as an exhibit to Form SD.

In accordance with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”) and Rule 13p-1, this report is available on our website on www.nxp.com under About NXP, Corporate Social Responsibility. We already adopted a conflict minerals free policy in 2010. The latest version of our conflict minerals free policy can be found on our company website www.nxp.com under About NXP, Corporate Social Responsibility.

Part I. Due Diligence

For the reporting period from January 1 to December 31, 2013, we conducted due diligence on the source and chain of custody of the conflict minerals that are necessary to the functionality or production of the products that we manufacture or contract to manufacture, in order to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or any of its adjoining countries and finance or benefit armed groups in any of these countries.

Design of the Due Diligence

Our conflict minerals due diligence measures have been designed to conform with the OECD Guidance, as applicable, for gold, tin, tantalum, tungsten and downstream companies (as the term is defined in the OECD Guidance), in all material respects.

We designed our due diligence measures to:

1.	establish company management systems for conflict minerals supply chain due diligence and reporting compliance;

2.	identify and assess conflict minerals risks in our supply chain;

3.	design and implement strategies to respond to conflict minerals risks identified;

4.	support independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in various industry platforms; and

5.	report on our conflict minerals supply chain due diligence activities, as required by Rule 13p-1.

Due Diligence Measures Performed

Our due diligence measures included the following activities:

1.	we determined which materials are necessary to the functionality or production of our products that we manufactured or contracted to manufacture, and that may contain any of the conflict minerals subject to Rule 13p-1;

2.	we surveyed the suppliers of the materials that may contain any of the conflict minerals subject to Rule 13p-1 to ascertain for each of them: (i) the smelter or refiner (“smelter”) where it was processed, (ii) its country of origin and (iii) its mine of origin;

3.	we studied the results of the due diligence conducted on smelters and refiners by the Conflict-Free Smelter Program (the “CFSP”) of the Conflict Free Sourcing Initiative (the “CFSI”). The CFSP uses independent private sector auditors to audit the source, including mines of origin and chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelter’s or refiner’s conflict minerals originated from conflict free sources; and

4.	we cooperated with various industry platforms on conflict minerals, such as the Electronic Industry Citizenship Coalition® (EICC®) and the World Semiconductor Council, to improve the quality of our due diligence processes and data.

In addition, we have also communicated our conflict minerals free policy, which is publicly available on our company website, to our suppliers and customers as part of our social responsibility program. We also have an internal team tasked with supporting supply chain due diligence.

For the reporting period from January 1 to December 31, 2013, over 200 suppliers and contract manufacturers delivered materials and/or products to us that could contain conflict minerals subject to Rule 13p-1. These suppliers and contract manufacturers were spread over a total of 365 locations worldwide. Determination of the suppliers and contract manufacturers in scope of our due diligence process was done via selecting relevant material and product groups and cross checking this information with known suppliers and contract manufacturers of gold, tin, tantalum and/or tungsten containing materials or products from our material content databases.

We surveyed suppliers and contract manufacturers using the EICC® and the Global e-Sustainability Initiative (“GeSI”) due diligence request template. We have adopted the EICC-GeSI “Conflict Mineral Free Smelter Program” as our compliance standard for upstream due diligence. During 2012 and 2013, we actively engaged with applicable suppliers and contract manufacturers to educate them on the requirements and importance of this program. In 2013, we sought declarations from these suppliers and contract manufacturers using the EICC-GeSI due diligence request template. In the first quarter of 2014, we asked the applicable suppliers and contract manufacturers to submit any updated declarations over the reporting period. We record and store all responses from our suppliers and contract manufacturers.

All 365 supplier and contract manufacturer locations surveyed responded to our inquiries. 349 supplier and contract manufacturer locations submitted a complete response, stating that all of their smelters had been identified. 16 supplier and contract manufacturer locations, 6 different suppliers in total, stated that their information was, to a large extent complete but that some gold, tin or tungsten smelters may have be missing in their overviews. All of our supplier and contract manufacturers reported that their tantalum smelters overviews were complete. Completed responses cover over 97% of our purchase value of the suppliers and contract manufacturers in scope.

Responses by suppliers and contract manufacturers were checked for completeness and validated against list of known smelters and refiners such as the list published by the CFSI. Where necessary, we followed up with suppliers and contract manufacturers to complete the survey responses and/or to determine whether sources listed in the responses by our suppliers and contract manufacturers were correct. In a few cases, listed smelters, refiners or recyclers were contacted directly to seek further clarification. In addition, we measured the implementation of conflict-free minerals requirements by our suppliers and contract manufacturers through supplier performance management programs.

In total, we identified 163 smelters in our supply chain; 68 for gold, 62 for tin, 11 for tantalum and 22 for tungsten. Of these smelters, 63 are on the list of CFSI’s certified conflict free smelters (CFS) and considered to be conflict free; 39 for gold, 13 for tin, 11 for tantalum and 0 for tungsten.

Out of the 63, 5 smelters, 4 for tantalum and 1 for tin, were identified as sourcing from the Democratic Republic of Congo or any of its adjoining countries. All of them are on the list of CFSI’s certified conflict free smelters (CFS) and considered to be conflict free.

Of the remaining 100 smelters, 90 are identified as CFSI’s known smelters, and 10 smelters are not validated or verified. For the 90 identified smelters the CFSI has not provided an opinion as whether or not the gold, tin or tungsten procured from these smelters and refineries originate from the DRC or surrounding countries.

An overview of the smelters used by NXP Semiconductors N.V. is publicly available on www.nxp.com under About NXP, Corporate Social Responsibility.

The world’s leading semiconductor industry associations, consisting of the Semiconductor Industry Associations in China, Taiwan, Europe, Japan, Korea and the United States meet annually as the World Semiconductor Council (“WSC”) to bring together industry leaders to address issues of global concern to the semiconductor industry. In 2013, the WSC adopted a Conflict-Free Supply Chain Policy (www.semiconductorcouncil.org). The Conflict Minerals team of the WSC is currently chaired by NXP.

Future Due Diligence Measures

Contracts with our suppliers can be multi-year contracts and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we add a clause, which is already part of our current standard terms and conditions of purchase and our NXP Supplier Code of Conduct, requiring suppliers to provide sourcing and smelter information with regard to conflict minerals. In addition, we will continue to seek to completely and accurately identify our smelters and mining sources and will advocate to our suppliers and contract manufacturers to seek CFSI certification on the smelters in their supply chain. NXP will actively collaborate with industry peers on responsible sourcing.

Part II. Due Diligence Determination

After conducting due diligence on the source and chain of custody of the conflict minerals subject to Rule 13p-1 in our products, we found our products to be DRC conflict undeterminable.

We manufacture or contract to manufacture a large number different “High Performance Mixed Signal” and “Standard Product” product solutions that are used in a wide range of applications, such as automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. Most of these products contain gold and/or tin. A smaller, but still significant number of products also contain tantalum and/or tungsten. For the same product, gold, tin, tungsten or tantalum can come from different suppliers or contract manufacturers.

All our suppliers and contract manufacturers reported that their tantalum overviews were complete and all 11 smelters identified were certified as conflict mineral free by the CFSI. We can therefore reasonably assume that none of the NXP products contain tantalum from sources that finance or benefit armed groups in the Democratic Republic of the Congo or any of its adjoining countries.

However, since we were not able to obtain complete information from our supply chain for gold, tin and tungsten, we are, at this point, not able to make a comprehensive determination on the source of these conflict minerals and whether these may finance or otherwise benefit armed groups in the Democratic Republic of the Congo or any of its adjoining countries.

Furthermore, it is possible that supplier or contract manufacturer responses are inaccurate, unreliable and/or incomplete. Suppliers and contract manufacturers often report at a company level which means they submit a consolidated report for all of their products and materials, not just products and materials provided to NXP and within the scope of Rule 13p-1.